Exhibit 4.1

April 13, 2016

True Drinks Holdings, Inc.

18662 MacArthur Boulevard, Suite 110

Irvine, CA 92612

Attention: Chief Financial Officer

Re:	Letter Agreement re Limitation on Voting Rights

Ladies and Gentlemen:

Reference is hereby made to that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, by and between True Drinks Holdings, Inc., a corporation incorporated under the laws of the State of Nevada (the “Company”) and the Purchaser signatories thereto, including Red Beard Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“Red Beard”), pursuant to which, among other things, Red Beard agreed to purchase, and the Company agreed to issue and sell, an aggregate of (i) Fifty Thousand (50,000) shares of the Company’s Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred”) for $100 per share, and (ii) five year warrants (the “Warrants”) to acquire Thirty Three Million Three Hundred Thirty Three Thousand Three Hundred and Thirty-Four (33,333,334) shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at an exercise price of $0.15 per share, on the terms and subject to the conditions set forth in the Purchase Agreement. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings assigned to them in the Purchase Agreement.

Following the consummation of the transactions contemplated by the Purchase Agreement, Red Beard, together with its “affiliates” (as such term is defined in Rule 144 under the Securities Act of 1933, as amended), would, in the absence of an agreement to the contrary, collectively own and be entitled to vote, in excess of 50% of the total voting power of the outstanding shares of capital stock of the Company (the “Voting Power”).

As of the date of this letter agreement, the “affiliates” of Red Beard include: (i) LB 2, LLC, a limited liability company organized under the laws of the State of California (“LB 2”), (ii) Vincent C. Smith, Jr. Annuity Trust 2015-1, a trust organized under the laws of the State of California (the “GRAT”), and (iii) Vincent C. Smith, an individual (“Mr. Smith” and, together with LB 2, the GRAT and Red Beard, the “Stockholders”). For purposes of this letter agreement, “Stockholders” shall include any “affiliate” of any of the Stockholders to which any shares of capital stock of the Company are sold or transferred on or following the date hereof.

Effective immediately upon the consummation of the transactions contemplated by the Purchase Agreement, the Stockholders agree that they shall not be entitled to vote any outstanding shares of capital stock of the Company (including any shares of Series C Preferred or Common Stock, including any shares of Common Stock acquired upon the exercise of warrants), whether owned as of the date hereof or acquired thereafter, to the extent that the Stockholders would control in excess of 50% of the Voting Power; provided, however, that the Stockholders shall be entitled to vote that number of shares of the capital stock of the Company held by the Stockholders that equal up to exactly 50% of the Voting Power.

The Stockholders acknowledge that pursuant to Article 8(a) of the First Amended and Restated Certificate of Designation, Preferences, Rights and Limitations of Series B Convertible Preferred Stock of True Drinks Holdings, Inc. (the “Series B Certificate of Designation”), the Company is required to redeem all of the then outstanding shares of the Company’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred”) on the effective date of any “Change of Control” (as defined in Section 6(b) of the Series B Certificate of Designation). The Stockholders further acknowledge that the principal purpose for entering into this letter agreement is to ensure that the consummation of the transactions contemplated by the Purchase Agreement, as well as the acquisition of any additional shares of capital stock of the Company by the Stockholders on or following the date hereof (whether upon purchase, transfer, exercise of outstanding warrants, conversion of outstanding Series C Preferred, or otherwise), shall not result in a “Change of Control” for purposes of the Series B Certificate of Designation.

Notwithstanding the agreements and acknowledgements of the Stockholders in the foregoing paragraph, the voting limitation set forth in this letter agreement shall terminate, in whole or in part, upon the expiration of 61 days following the date on which written notice is delivered to the Company by the Stockholders holding a majority of the shares of capital stock of the Company then held by all Stockholders requesting that the voting limitation be so terminated. For the sake of clarity, the Company agrees that the Stockholders shall be permitted to deliver such notice even to the extent that doing so may constitute a “Change of Control” for purposes of the Series B Certificate of Designation. Promptly upon receipt of such notice, the Company shall take such actions as are necessary in order to terminate the voting limitation in a manner consistent with the first sentence of this paragraph.

This letter agreement may only be amended or modified by an agreement in writing signed by each party hereto. This letter agreement shall be binding upon and shall inure to the benefit of each party hereto and their respective successors and assigns.

This letter agreement and any dispute or claim arising out of or in connection with it or its subject matter shall be governed by and construed in accordance with the internal laws of the State of Nevada applicable to contracts executed in and to be performed in such jurisdiction.

This letter agreement may be executed in any number of counterparts, each of which shall constitute an original but all of which together shall constitute one and the same instrument.

Each of the parties to this letter agreement shall, from time to time at the reasonable request of the other party, furnish the other party such further information or assurances, execute and deliver such additional documents, instruments and conveyances, and take such other actions and do such other things, as may be reasonably necessary or desirable to carry out the provisions of this letter agreement and give effect to the matters contemplated hereby.

[Signature Page Follows]

To indicate your agreement with and acceptance of the terms of this letter agreement, please execute this letter in the space provided below and return it to my attention at the above address.

Very truly yours,

LB 2, LLC

By:	/s/ Vincent C. Smith

Name:	Vincent C. Smith
Title:	Manager

VINCENT C. SMITH, JR. ANNUITY TRUST 2015-1

By:	/s/ Vincent C. Smith

Name:	Vincent C. Smith
Title:	Trustee

RED BEARD HOLDINGS, LLC

By:	/s/ Vincent C. Smith

Name:	Vincent C. Smith
Title:	Manager

VINCENT C. SMITH

/s/ Vincent C. Smith

ACKNOWLEDGED AND ACCEPTED BY:

TRUE DRINKS HOLDINGS, INC.

By:	/s/ Daniel Kerker

Name:	Daniel Kerker
Title:	Chief Financial Officer